July 28, 2006

VIA EDGAR AND FACSIMILE (202) 772-9210
Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Charito A. Mittelman, Esq.

Re: Dynasty Gaming, Inc. (the “Company”)
File No. #0-52126
Form 20-F filed on July 11, 2006 (“Form 20-F”)

Dear Ms. Mittelman:

This letter responds to comments contained in the Staff letter, dated July 18, 2006, addressed to Mr. Albert Barbusci, the Company’s President and Chief Executive Officer, with respect to the Company’s filing of Form 20-F.

We have replied below to your comment (the “Comment”). In view of the Comment and the Company’s response set forth below, the Company has amended Form 20-F accordingly.

Comment

“This is to advise you that a preliminary review of your filing indicates that the financial statements included in the above referenced registration statement were not audited in accordance with the standards of the Public Company Accounting Oversight Board. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.”

Response:

The Company has amended its Form 20-F by filing an amended Form 20-F with the SEC on July 28, 2006 (“Form 20-F/A”) which includes an amended Auditor’s Report from the chartered accounting firm of Horwath Appel S.E.N.C.R.I./L.L.P. (the “Auditor”), a copy of which is annexed hereto as Exhibit A, which reflects that the Company’s Auditor conducted its audits in accordance with Canadian generally accepted auditing standards and with the standards of the United States Public Company Accounting Oversight Board.

If you have any further comments and/or questions, please contact me at (212) 930-9700.

Very truly yours,

By:	/s/ Richard A. Friedman
Richard A. Friedman

EXHIBIT A

AUDITOR’S REPORT

The Shareholders of:
Dynasty Gaming Inc.

We have audited the consolidated balance sheets of Dynasty Gaming Inc. as at December 31, 2005 and 2004, and the consolidated statements of operations and deficit, shareholders' deficit and cash flows for the three-year period ended December 31, 2005. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and the changes in its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2005 and shareholders’ equity as at December 31, 2005, 2004 and 2003 to the extent summarized in note 28 to the financial statements.

/s/ Horwath Appel
Chartered Accountants
Montreal, Quebec March 7, 2006